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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                               (Amendment No.   )*

                               inTEST Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, par value $0.01
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   461147 10 0
       ------------------------------------------------------------------
                                 (CUSIP Number)

           Hugh T. Regan, Jr., Treasurer and Chief Financial Officer,
            inTEST Corporation, 2 Pin Oak Lane, Cherry Hill, NJ 08003
                                 (609) 424-6886
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                  (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                  June 20, 1997
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.) N/A

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

-------------------------------------------------------------------------------
CUSIP No. 461147 10 0                                   Page     of     Pages
-------------------------------------------------------------------------------
    1      NAME OF REPORTING PERSONS
           S.S OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

           Alyn R. Holt

------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                                (b)  [ ]
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    3      SEC USE ONLY
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    4      SOURCE OF FUNDS*
                PF
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    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
           PURSUANT TO ITEM 2(d) OR 2(e)                             [ ]

------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OR ORGANIZATION
                    U.S.A.
------------------------------------------------------------------------------
  NUMBER OF    |  7  |   SOLE VOTING POWER
   SHARES      |     |    1,850,667
BENEFICIALLY   |-----|--------------------------------------------------------
  OWNED BY     |  8  |   SHARED VOTING POWER
   EACH        |-----|--------------------------------------------------------
 REPORTING     |  9  |   SOLE DISPOSITIVE POWER
PERSON WITH    |     |    1,850,667
               |-----|--------------------------------------------------------
               | 10  |   SHARED DISPOSITIVE POWER
------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           1,850,667
------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                             [ ]
------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           31.3%
------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON*
          IN
------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  Schedule 13D
                Responses to Items 1-7 and Signature Attestation

Item 1. Security and Issuer

Common Stock, par value $0.01, of inTEST Corporation, a Delaware corporation (the "Issuer"), the principal executive office of which is 2 Pin Oak Lane, Cherry Hill, NJ 08003.

Item 2. Identity and Background

a.       Alyn R. Holt

b.       c/o 2 Pin Oak Lane
         Cherry Hill, NJ 08003

c.       Chairman and Chief Executive Officer of the Issuer

d.       Mr. Holt has not been convicted in a criminal proceeding.

e. Mr. Holt has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, the result of which was or is a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

f.       Mr. Holt is a citizen of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration

Mr. Holt acquired 48,487 shares of the Issuer's Common Stock (the "Shares") in exchange for shares of stock in the Issuer's foreign subsidiaries (collectively, the "Subsidiaries") owned by Mr. Holt.

Item 4. Purpose of Transaction

The acquisition of the Shares was pursuant to Agreements of Exchange between the Issuer and each of the minority shareholders of the Subsidiaries under which the Issuer acquired all of the outstanding stock of each of the Subsidiaries in exchange for shares of the Issuer's Common Stock. The minority shareholders of each Subsidiary had owned, in the aggregate, approximately 21% of the outstanding stock of the respective Subsidiary. Mr. Holt does not have any plans or proposals which relate to or would result in:

a. The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer, other than the disposition of securities pursuant to the terms of the over-allotment option granted to the underwriters of the Issuer's initial public offering as disclosed in the Issuer's Registration Statement on Form S-1 which became effective on June 17, 1997.

b. An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

c. A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;

d. Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number of term of directors or to fill any existing vacancies on the board;

e. Any material change in the present capitalization or dividend policy of the issuer;

f. Any other material change in the issuer's business or corporate structure including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

g. Changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

h. Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

i. A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

j.       Any action similar to any of those enumerated above.


Item 5. Interest in Securities of the Issuer

a. Mr. Holt is the beneficial owner of 1,850,667 shares of the Issuer's Common Stock. Mr. Holt disclaims beneficial ownership of 166,079 shares of the Issuer's Common Stock owned by his spouse.

b. Mr. Holt has sole power to vote and sole power to dispose of all of the shares beneficially owned by him.

c.       Subsequent to the date of the event which required filing of this
         Schedule 13D, Mr. Holt sold 174,411 shares of the Issuer's Common Stock in connection with the exercise of an over-allotment option granted to the underwriters of the Issuer's initial public offering.

d. No person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of any of the Shares.

e.       Not applicable.

Item 6. Contracts, Arrangement, Understandings or Relationships with Respect to Securities of the Issuer

Not applicable.

Item 7. Material to Be Filed as Exhibits

None.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

       7/21/97                              /s/Alyn R. Holt
------------------------                    -----------------------------------
         Date                               Signature

                                               Alyn R. Holt
                                            -----------------------------------
                                                  Name
                                       -3-